
03028096

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
PROCESSING
JUL 28 2003
WASH. DC
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-105633

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Synergy Financial Group, Inc.
310 North Avenue East
Cranford, New Jersey 07016

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2002 Form 5500.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

Date: 7/24, 2003



By: Kevin A. Wenthen
Plan Administrator

EXHIBIT 1

2002 Form 5500

H:\0207SYNE\11K-2003.WPD

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ______

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 01/01/1991

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
SYNERGY FINANCIAL GROUP, INC.
310 NORTH AVENUE EAST
CRANFORD NJ 07016

2b Employer Identification Number (EIN) 22-3798677

2c Sponsor's telephone number 908-272-3838

2d Business code (see instructions) 522298

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE Janice L Ritz (signature) — Signature of plan administrator — 7/24/03 Date — Janice L. Ritz — Type or print name of individual signing as plan administrator

SIGN HERE Janice L Ritz (signature) — Signature of employer/plan sponsor/DFE — 7/24/03 Date — Janice L. Ritz — Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name SYNERGY FEDERAL SAVINGS BANK

b EIN 22-3595371

c PN 001

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	106
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	86
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	4
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	90
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	90
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	80
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	1

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)

(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor





Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)
  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year .... ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [ ] **H** (Financial Information)
- **(2)** [X] **I** (Financial Information -- Small Plan)
- **(3)** [X] 1 **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)





SCHEDULE A (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning , and ending

A Name of plan
SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SH

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
SYNERGY FINANCIAL GROUP, INC.

D **Employer Identification Number**
22-3798677

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

3033

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
13-2656035	78778	600141	80	01/01/2002	12/31/2002

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
3033	0





Official Use Only

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	
4	Current value of plan's interest under this contract in separate accounts at year end	

5 Contracts With Allocated Funds

a	State the basis of premium rates ▶	
b	Premiums paid to carrier	
c	Premiums due but unpaid at the end of the year	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	
	Specify nature of costs ▶	
e	Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity (3) ☐ other (specify) ▶	
f	If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐	

6 *Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)*

a Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee (3) ☐ guaranteed investment (4) ☐ other (specify below) ▶

b	Balance at the end of the previous year		405976
c	Additions: (1) Contributions deposited during the year	18578	
	(2) Dividends and credits		
	(3) Interest credited during the year	12508	
	(4) Transferred from separate account	2	
	(5) Other (specify below) ▶		
	(6) Total additions		31088
d	Total of balance and additions (add **b** and **c**)		437064
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year		
	(2) Administration charge made by carrier		
	(3) Transferred to separate account		
	(4) Other (specify below) ▶ PLAN TERMINATED INSURANCE CONTRACT	437064	
	(5) Total deductions		437064
f	Balance at the end of the current year (subtract **e** (5) from **d**)		0





Official Use Only

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life Insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long-term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received		
(2) Increase (decrease) in amount due but unpaid		
(3) Increase (decrease) in unearned premium reserve		
(4) Earned ((1) + (2) - (3))		
b Benefit charges: (1) Claims paid		
(2) Increase (decrease) in claim reserves		
(3) Incurred claims (add (1) and (2))		
(4) Claims charged		
c Remainder of premium: (1) Retention charges (on an accrual basis) --		
(A) Commissions		
(B) Administrative service or other fees		
(C) Other specific acquisition costs		
(D) Other expenses		
(E) Taxes		
(F) Charges for risks or other contingencies		
(G) Other retention charges		
(H) Total retention		
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)		
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement		
(2) Claim reserves		
(3) Other reserves		
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)		

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount	

Specify nature of costs ▶



(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
AON CONSULTING			
(b) Amount of commissions paid	Fees paid **(c)** Amount	Fees paid **(d)** Purpose	**(e)** Organization code
3033	0		3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid **(c)** Amount	Fees paid **(d)** Purpose	**(e)** Organization code

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid **(c)** Amount	Fees paid **(d)** Purpose	**(e)** Organization code





SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning , and ending

A Name of plan or DFE
SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SH

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
SYNERGY FINANCIAL GROUP, INC.

D Employer Identification Number 22-3798677

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3262720-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 148654

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272739-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 155335

(a) Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272818-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 122989

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-6450621-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 610691





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE 20+ TREASURY BOND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272815-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 50002

(a) Name of MTIA, CCT, PSA, or 103-12IE EAFE LITE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272738-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 20949

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION INCOME F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272736-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 26962

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH A

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272735-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 40811

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272737-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 10884

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY GROWTH FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315908-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 96262





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315910-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 97221

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3318704-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 61944

(a) Name of MTIA, CCT, PSA, or 103-12IE NASDAQ 100 INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3369152-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2473

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)





Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN





Official Use Only

SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SH

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
SYNERGY FINANCIAL GROUP, INC.

D Employer Identification Number
22-3798677

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	2708557	2951303
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	2708557	2951303
2	**Income, Expenses, and Transfers for this Plan Year:**		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	237348	
	(2) Participants	2a(2)	148268	
	(3) Others (including rollovers)	2a(3)	110054	
b	Noncash contributions	2b		
c	Other income	2c	174566	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		670236
e	Benefits paid (including direct rollovers)	2e	422749	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	4741	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		427490
j	Net income (loss) (subtract line 2i from line 2d)	2j		242746
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	





Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		1392931
e	Participant loans	3e	X		69357
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

	During the plan year:		Yes	No	Amount
4a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ______

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE WALL STREET

c City or town, state, and ZIP code

NEW YORK NY 10286

2a Name of trust
SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SHARING

b Trust's employer identification number 22-3798677

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . . . ▶ 22-3798677

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ [signature] AVP Date ▶ 6/20/03

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v5.0 **Schedule P (Form 5500) 2002**





823

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending .

A Name of plan
SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SH

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
SYNERGY FINANCIAL GROUP, INC.

D Employer Identification Number 22-3798677

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 13-3745616 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No





SCHEDULE SSA
(Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SH	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 SYNERGY FINANCIAL GROUP, INC.	**D Employer Identification Number** 22-3798677

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ [signature]

Phone number of plan administrator ▶ 908-272-3838 Date ▶ 7/24/03





Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	154743768	MICHELLE		BRYS	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	19.58110		141.32		





Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan SYNERGY FINANCIAL GROUP, INC. EMPLOYEES' SAVINGS & PROFIT SH	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 SYNERGY FINANCIAL GROUP, INC.	**D** Employer Identification Number 22-3798677

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions. **If you check any box, do not complete the rest of this Schedule.**

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ______ **d** %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	**Ratio Percentage:**	**Exception:**
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☐ the ratio percentage test **(2)** ☐ average benefit test





Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Synergy Financial Group, Inc.'s (the "Company") Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Kevin A. Wenthen, Plan Administrator and Ralph A. Fernandez, Vice President and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Kevin A. Wenthen
Plan Administrator



Ralph A. Fernandez
Vice President and
Chief Financial Officer

July 24, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

H:\0207SYNE\11k-exhibit 99.1.wpd